Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2006

Gregory J. Melsen
Chief Financial Officer
TECHNE Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

Re: TECHNE Corporation
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 12, 2005
File Number: 000-17272

Dear Mr. Melsen:

        We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended June 30, 2005</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Critical Accounting Policies, page 22</u>

<u>Valuation of inventory, page 22</u>

1. Please provide to us in disclosure type format a more detailed discussion regarding the facts and circumstances that have resulted in such a large excess of protein and antibody inventory at period end in each of the last two years. Please include a discussion of what happened between the time you decided to manufacture this inventory and the date that it was determined that a portion of this inventory needed to be written off. Please tell us about sales of this inventory that had previously been written off including their effect on the financial statements and the amounts for each of the years presented.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant